UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2025

Commission File Number: 001- 39829

COGNYTE SOFTWARE LTD.
(Translation of Registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of the FYE26 Annual Shareholder Meeting

As scheduled, Cognyte Software Ltd. (the “Company” or “Cognyte”) held its annual general meeting of shareholders for the fiscal year ending January 31, 2026 (the “Annual Meeting”) at 6:30 p.m., Israel time, on September 4, 2025, at Cognyte’s offices at 33 Maskit, Herzliya Pituach, 4673333, Israel. At the Annual Meeting, the Company’s shareholders voted on four proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 30, 2025 ( the “Proxy Statement”).

Based on the presence, in person or by proxy, at the Annual Meeting of 50,329,944 ordinary shares, of no par value, of the Company (“ordinary shares”), or 68.97%, of the Company’s 72,969,110 outstanding ordinary shares, as of August 1, 2025 (the record date for the Annual Meeting), constituting more than the minimum percentage of outstanding shares required for a quorum under the Company’s Articles of Association (the “Articles”), proposals 1, 2, 3 and 4 detailed in the Proxy Statement (and, as applicable, sub-proposals thereof) were approved by the requisite vote of the Company’s shareholders.

The board of directors of the Company recommended that shareholders vote “FOR” proposals 1, 2, 3 and 4.

Below are the detailed tallies of votes with respect to each proposal included in the Proxy Statement.

Proposal 1: To re-elect each of Ron Shvili and Nurit Benjamini as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2029, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s Articles of Association or the Companies Law 5759-1999 (the “Companies Law”).

Name of Nominee	Votes in Favor	Votes Against	Abstentions
Ron Shvili	46,970,151	3,332,649	27,144
Nurit Benjamini	48,116,238	2,188,693	25,013

Consequently, and in accordance with the terms of the Articles, Ron Shvili and Nurit Benjamini have been elected in the Annual Meeting as Class I directors in accordance with Proposal 1 detailed in the Proxy Statement.

Proposal 2: To approve the amended Compensation Policy for the Company’s executive officers and directors, as detailed in the Proxy Statement.

Votes in Favor(*)	Votes Against	Abstentions
33,890,481	12,004,384	994,597

(*) Excludes 3,440,482 ordinary shares held as of the record date by the Company’s directors and executive officers, who have a personal interest in accordance with the Companies Law.

Proposal 3: To approve amendments to the compensation terms of the Company’s non-executive directors, as detailed in the Proxy Statement.

Votes in Favor	Votes Against	Abstentions
47,966,417	2,247,701	115,826

Proposal 4: To approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Votes in Favor	Votes Against	Abstentions
50,287,009	8,084	34,851

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-252565, 333-278837 and 333-286330).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.

Date: September 5, 2025	By:	/s/ Ilan Rotem
	Name:	Ilan Rotem
	Title:	Chief Legal Officer